FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]            Form 40-F [_]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]            No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on August 2, 2005

        DryShips Inc. Reports Second Quarter 2005 and First Half Results

August 2, 2005 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today its results (unaudited) for the three month and six month periods ended June 30, 2005.

Net revenues for the second quarter of 2005 were $71.47 million compared to $17.46 million for the second quarter of 2004. Operating Income for the second quarter of 2005 was $49.52 million compared to $12.97 million for the second quarter of 2005. Net income for the second quarter 2005 was $43.33 million compared to $12.78 million for the second quarter of 2004. Basic earnings per share, based on average number shares outstanding, was $1.43 for the second quarter 2005.

Net revenues for the six month period ended June 30, 2005 were $99.61 million compared to $33.43 million for the six month period ended June 30, 2004. Operating income was $69.19 million compared to $23.87 million for the six month period ended June 30, 2004. Net income for the six month period ended June 30, 2005 was $62.44 million compared to $23.23 million for the six month period ended June 30, 2004. Basic earnings per share, based on average number shares outstanding, was $2.30 for the six month period ended June 30,2005.

The following are DryShips Inc. Condensed Income Statements for the three month period and the six month period ended June 30, 2004 and 2005.


(Dollars in thousands, except per share data and Average Daily Results - unaudited)


                                                           For the Three Months Ended       For the Six Months Ended
                                                         June 30, 2005     June 30, 2004   June 30, 2005  June 30, 2004
                                                        --------------------------------   ----------------------------
                                                          Unaudited                         Unaudited
INCOME STATEMENT DATA
Voyage revenues, net                                           $71,466         $17,460         $99,612        $33,430
Voyage expenses                                                     83             175             789            649
Timecharter Equivalent Revenue                                  71,383          17,285          98,823         32,781

Vessels operating expenses                                       7,690           2,182          11,653          4,844
Depreciation and amortization                                   11,940           1,842          14,474          3,447
Management fees                                                  1,430             293           1,979            620
General and administrative                                         800               0           1,527              0

Operating Income                                                49,523          12,968          69,190         23,870

Interest and finance costs, net                                (6,146)           (405)         (6,668)          (746)
Other, net                                                        (48)             214            (84)            107

NET INCOME                                                     $43,329         $12,777         $62,438        $23,231

Basic and fully diluted earnings per share                       $1.43           $0.83           $2.30          $1.51
Weighted average basic and diluted shares outstanding       30,350,000      15,400,000      27,129,226     15,400,000


Exhibit 1
---------


The following are DryShips Inc. Condensed Balance Sheets as at June 30, 2005 and December 31, 2004.

(Dollars in thousands)                               As at           As at
                                                 June 30, 2005    June 30, 2004
                                                 -------------    -------------
BALANCE SHEET DATA                                 Unaudited       Unaudited

Cash and cash equivalents                             $23,674        $2,010
Other current assets                                   12,025         2,934
Vessels, net                                          846,487        53,209
Other assets                                            7,610        47,058
                                                 -------------    -------------
TOTAL ASSETS                                          889,796       105,211
                                                 -------------    -------------

Current portion of long-term debt
(July 1, '05 to June 30, '06)                         107,458        45,206
Other current liabilities                              28,248         5,565
Long-term debt, net of current portion                440,175             0
Total Liabilities                                     575,881        50,771

Total Stockholders' Equity                            313,915        54,440
                                                 -------------    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $889,796      $105,211
                                                 -------------    -------------

Capitalization

Our debt to total capitalization (debt and stockholders' equity) at June 30, 2005 was 63.56% and net debt (total debt less cash and cash equivalents) to total capitalization was 60.82%.


Fleet Data


(Dollars in thousands, except per share data and Average Daily Results - unaudited)

                                                  For the Three Months Ended           For the Six Months Ended
                                                 June 30, 2005   June 30, 2004         June 30,2005   June 30, 2004
                                                 -------------------------------      -----------------------------
Average number of vessels(1)                         23.82            6.00                16.28            6.00
Total voyage days for fleet(2)                       2,168             521                2,946           1,092
Total calendar days for fleet(3)                     2,189             546                2,967           1,092
Fleet utilization(4)                                  99.0%           95.4%                99.3%          100.0%
Time charter equivalent(5)                         $32,926         $33,175              $33,545         $30,019
Vessel operating expenses(6)                        $3,513          $3,997               $3,927          $4,436
Management fees                                       $653            $536                 $667            $568
General and administrative expenses(7)                $366            $365                 $515              $0
Total vessel operating expenses(8)                  $4,532          $4,898               $5,109          $5,004

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

DryShips Inc. Fleet

As at June 30, 2005 DryShips Inc.'s fleet consisted of 26 vessels.

During the three month period ended June 30, 2005, the Company operated the following types of vessels:

                                                       Capesize     Panamax        Handymax     Total
                                                       --------     -------        --------     -----
Average number of vessels during period                   3.30         18.59          1.93         23.82
Number of vessels at end of period                        4.00         20.00          2.00         26.00
Dwt at end of period (in thousands)                    657,256     1,435,833        94,503     2,187,592
DWT as percentage of total fleet                         30.04%        65.64%         4.32%       100.00%
Average age at end of period                              9.50         11.20          7.00         10.62


During the six month period ended June 30, 2005, the Company operated the following types of vessels:

                                                       Capesize     Panamax        Handymax     Total
                                                       --------     -------        --------     -----
Average number of vessels during period                   2.21         12.82          1.25         16.28
Number of vessels at end of period                        4.00         20.00          2.00         26.00
Dwt at end of period (in thousands)                    657,256     1,435,833        94,503     2,187,592
DWT as percentage of total fleet                         30.04%        65.64%         4.32%       100.00%
Average age at end of period                              9.50         11.20          7.00         10.62



Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

The following table compares the timecharter equivalent ("TCE") revenue earned by vessels employed in the spot market and employed under period time charters for the three and six month periods ended June 30, 2005.

                             3 months ended                6 months ended
                              June 30, 2005                 June 30, 2005
                              -------------                 -------------

                           US$ 000's   Percentage       US$ 000's    Percentage
Spot charter revenue        24,966       34.97%          51,084        51.69%
Period charter revenue      46,417       65.03%          47,739        48.31%
Total charter revenue       71,383      100.00%          98,823       100.00%

TCE increased during the three and six month periods ended June 30, 2005 compared to the three and six month periods ended June 30, 2004 primarily as a result of an increase in the number of vessels from six vessels in 2004 to 26 vessels as at June 20, 2005.

Vessel operating expenses increased to $7.69 million for the three month period ended June 30,2005 and $11.65 million for the six month period ended June 30, 2005 compared to $2.18 million and $4.84 million for the corresponding periods in 2004. Compared to the three month period and six month period ended June 30, 2004, depreciation and amortization expense increased by $10.09 million during the three month period and $11.03 million during the six month period ended June 30, 2005. The increases in depreciation expense in both periods were due to the acquisition of 20 vessels during the period February to June 2005.

Fleet Deployment

The table below describes in detail our fleet development and current employment profile:

                           Year                                              Current                  Redelivery
                          Built    Deadweight    Type      Delivery Date   Employment                 (mid-range) *
                          -----    ----------    ----      -------------   ----------                 -------------
EXISTING FLEET                        514,890
Shibumi                    1984       166,058    Capesize                              $53,500         Nov-05
Panormos ***               1995        71,747    Panamax                        Spot - $27,530
Lacerta **                 1994        71,862    Panamax                   Pool Spot - $25,631
Flecha                     1982        65,081    Panamax                               $23,685         Oct-05
Striggla **                1982        64,747    Panamax                   Pool Spot - $20,890
Mostoles **                1981        75,395    Panamax                   Pool Spot - $22,237

IDENTIFIED VESSELS                    812,958
Netadola                   1993       149,475    Capesize                       Spot - $45,000
Ocean Crystal              1999        73,688    Panamax                        Spot - $27,000
Iguana                     1996        70,349    Panamax                               $33,700         Nov-05
Waikiki                    1995        75,473    Panamax                        Spot - $33,750
Toro **                    1995        73,034    Panamax                   Pool Spot - $26,445
Paragon                    1995        71,259    Panamax                               $30,000         Sep-06
Daytona ***                1989        69,703    Panamax                        Spot - $40,000
Lanikai **                 1988        68,676    Panamax                   Pool Spot - $23,590
Tonga **                   1984        66,798    Panamax                   Pool Spot - $21,163
Alona **                   2002        48,640    Handymax                  Pool Spot - $24,585
Matira                     1994        45,863    Handymax                              $28,500         Oct-05

ADDITIONAL VESSELS                    936,367
Manasota                   2004       171,061    Capesize                              $60,000         Sep-05
Alameda                    2001       170,662    Capesize                              $65,000         Oct-05
Mendocino                  2002        76,623    Panamax    August                     $42,000         Dec-06
Sonoma **                  2001        74,786    Panamax                   Pool Spot - $26,130
Coronado                   2000        75,706    Panamax                       Spot -   $9,600
Xanadu                     1999        72,270    Panamax                               $35,000         Aug-06
La Jolla                   1997        72,126    Panamax                        Spot - $19,000
Linda Oldendorff           1995        75,100    Panamax                               $43,250         Aug-06
Catalina                   2005        74,432    Panamax                        Spot - $22,000
Belmonte                   2004        73,601    Panamax                               $42,000         Jun-06
DRYSHIPS FLEET                      2,264,215                 27 vessels



* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels employed in the spot market and where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

*** Indicates vessels that will be entering into the Baumarine Pool.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 26 drybulk carriers and has entered into an agreement to purchase an additional vessel.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.


                      Visit our website at www.dryships.com
--------------------------------------------------------------------------------


Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.gr


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Dated:  August 2, 2005                   By /s/ Christopher Thomas
                                         ----------------------------------
                                         Christopher Thomas
                                         Chief Financial Officer








23113.0002 #591743